Exhibit 99.1

Scotiabank Announces Redemption of Non-Cumulative Preferred Share Series 30 & Series 31

/NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, March 19, 2020 /CNW/ - Scotiabank (BNS: TSX, NYSE) today announced its intention to redeem all outstanding Non-cumulative 5-Year Rate Reset Preferred Shares Series 30 ("Series 30 Shares") and Non-cumulative Floating Rate Preferred Shares Series 31 ("Series 31 Shares") of Scotiabank on April 26, 2020 at a price equal to $25.00 per share (the "Redemption Price"), together with all declared and unpaid dividends to the date fixed for redemption. Formal notice will be issued to the shareholders in accordance with the share conditions.

The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of Scotiabank. This redemption is part of the Bank's ongoing management of its Tier 1 capital.

On February 25, 2020, the Board of Directors of Scotiabank declared quarterly dividends of $0.113750 per Series 30 Share and $0.166480 per Series 31 Share. These will be the final dividends on the Series 30 Shares and Series 31 Shares, respectively, and will be paid on the date of redemption, April 26, 2020, to shareholders of record at the close of business on April 7, 2020, as previously announced. After April 26, 2020, the Series 30 Shares and the Series 31 Shares will cease to be entitled to dividends.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future," we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of approximately 100,000 employees and assets of approximately $1.2 trillion (as at January 31, 2020), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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%CIK: 0000009631

For further information: For Investor Relations enquiries only: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com; For media enquiries only: Clancy Zeifman, Global Communications, (416) 933-1864, clancy.zeifman@scotiabank.com

CO: Scotiabank

CNW 16:30e 19-MAR-20